April 9, 2019

Paul W. Hoelscher
Executive Vice President, Chief Financial Officer
Horizon Pharma plc
Connaught House 1st Floor
1 Burlington Road
Dublin 4, D04 C5Y6, Ireland

       Re: Horizon Pharma plc
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-35238

Dear Mr. Hoelscher:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance